UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration

Under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 000-21447

AdvancePCS

(Exact name of registrant as specified in its charter)

750 West John Carpenter Freeway

Suite 1200

Irving, Texas 75039

(469) 524-4700

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

1. Common Stock, $.01 par value per share

2. 8 1/2% Senior Notes due 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii))	☐	Rule 12h-3(b)(1)(ii))	☐
Rule 12g-4(a)(2)(i))	☐	Rule 12h-3(b)(2)(i))	☐
Rule 12g-4(a)(2)(ii))	☐	Rule 12h-3(b)(2)(ii))	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

— Common Stock, $.01 par value per share: 1

— 8 1/2% Senior Notes due 2008: 6

Pursuant to the requirements of the Securities Exchange Act of 1934, AdvancePCS has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 25, 2004.

By:	/s/ Sara J. Finley

Sara J. Finley Vice President and Secretary